FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Ö            Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:                  No:      Ö

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: April 24, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1	Press Release issued April 20, 2006

99.2	Press Release issued April 20, 2006

Exhibit 99.1

All resolutions approved by shareholders at Océ AGM

Venlo, the Netherlands, April 20, 2006 – At the Annual General Meeting of Shareholders of Océ N.V. that was held today all the proposed resolutions were approved.

The Financial Statements for 2005 were adopted, as well as the dividend for the 2005 financial year which had been fixed at € 0.58 in cash per ordinary share of € 0.50 nominal. After deduction of the interim dividend, the final dividend for the 2005 financial year amounts to € 0.43 per ordinary share. The dividend will be made available for payment as from May 8, 2006. The ex-dividend date for Océ shares will be April 24, 2006.

A new dividend policy was approved in respect of future dividend distributions. Basic principle of the new dividend policy is a stable and, preferably, a steadily increasing distribution to shareholders. The amount of payment will depend on annual income and free cash flow.

The proposal to alter the Articles of Association was approved by shareholders. As a result, a new agreement has been established with the holders of depositary receipts for financing preference shares. Under this agreement the holders of depositary receipts will receive a dividend that is in line with what is customary in the market and a conditional right of conversion into ordinary shares, whilst the financing preference share capital will be classed as forming part of equity under IFRS.

The meeting granted release and discharge to the Board of Executive Directors and to the Supervisory Board.

The Executive Board was authorised for a period of eighteen months to resolve on the further issue of shares and on limiting the pre-emptive right to a maximum of 10% of the entire share capital outstanding, which percentage will be increased to 20% in connection with or on the occasion of mergers and acquisitions. The Executive Board was also authorised to resolve on the purchase of shares in the Company.

Mr. P. Bouw and Mr. J.V.H. Pennings were granted an honourable discharge as Supervisory Directors with effect from May 1, 2006. With effect from that date their successors on the Supervisory Board will be Mr. P.A.F.W. Elverding and Mr. G.J.A. van de Aast.

Mr. J. Klaassen was appointed a Director A of Stichting Administratiekantoor Preferente Aandelen Océ [the foundation for Océ financing preference shares] as successor to Mr. L. Traas.

The minutes of the meeting will be published at the latest on July 20, 2006 on the corporate website [http://www.investor.oce.com].

Océ N.V.

April 20, 2006

For further information:

Investor Relations:	Press:
Pierre Vincent, Senior VP Investor Relations	Jan Hol, Senior VP Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Phone + 31 77 359 2240	Phone +31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V.
P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com

Exhibit 99.2

Océ successfully enters the US Private Placement market

Venlo, The Netherlands, April 20, 2006 – Océ N.V. announces that it successfully entered the US Private Placement Market and issued Senior Notes for a total amount of USD 215 million and GBP 20 million to qualified US and UK institutional investors.

On April 19, Océ closed a transaction that provided the company access to the largest private placement market in the world. As a first time issuer Océ was able to raise USD 215 million in maturities ranging from 5 to 10 years and GBP 20 million with a maturity of 10 years. The latter tranche has been swapped into USD denominated obligations.

The funds will be used for general corporate purposes and for the repayment of short term debt while also offering long term currency protection of USD assets.

Océ’s CFO Jan van den Belt: “We are very happy that we met with such a good demand for Océ notes in the largest capital market of the world. We believe that for us the US Private Placement market is a natural funding base as our US business now comprises almost half of Océ’s activities.”

ABN AMRO Incorporated and Barclays Capital Inc. acted as agents and Rabo Securities USA Inc. as financial advisor to Océ in this transaction.

Océ N.V.

April 20, 2006

For further information:

Investor Relations:	Press:
Pierre Vincent, Senior VP Investor Relations	Jan Hol, Senior VP Corporate Communications
Telephone +31 77 359 2240	Telephone + 31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com